50
3/6/02

02018454

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2002 WASH D.C. 354

SEC FILE NUMBER
8-21215

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankers & Investors Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Minnesota Avenue
(No. and Street)

Kansas City (City) Kansas (State) 66101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Maher 816-842-3010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ZIEHA, J. E.
(Name – *if individual, state last, first, middle name*)

2301 West 70th Street (Address) Shawnee Mission (City) Kansas (State) 66208 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/13/02
S.S

OATH OR AFFIRMATION

I, James R. Maher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bankers & Investors Company, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHIRLEY J. BETHEL
Jackson County
My Commission Expires
October 22, 2005

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. E. ZIEHA, CPA
2301 West 70th Street
Shawnee Mission, Kansas 66208
(913) 432-3336
(913) 432-9992 (fax)

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
Bankers & Investors Co.

We have audited the accompanying balance sheet of **Bankers & Investors Co.**, as of December 31, 2001, and the related statements of income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of basic net capital requirements, computation of aggregate indebtedness, computation of determination of reserve requirements, information relating to the possession or control requirements and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of **Bankers & Investors Co.** at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

J. E. Zieha, CPA

February 25, 2002

BANKERS & INVESTORS CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$133,678
Commissions receivable	22,960
Prepaid commissions	4,675
Accrued interest	1,344
Total Current Assets	162,657
PROPERTY, PLANT AND EQUIPMENT	
Office furniture and equipment	2,069
Less accumulated depreciation	2,069
Net Property, Plant and Equipment	-
OTHER ASSETS	
Long-term marketable securities, at market (cost, $12,400)	12,400
Funds held in escrow for broker or dealer	25,000
Total Other Assets	37,400
	$ 200,057

The accompanying notes are an integral part of these statements.

BANKERS & INVESTORS CO.

STATEMENT OF FINANCIAL CONDITION – CONTINUED

DECEMBER 31, 2001

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 93,581
Accrued income taxes	5,591
Total Liabilities	99,172
STOCKHOLDER'S EQUITY	
Common stock, no par value	
Authorized, issued and outstanding - 1000 shares	32,131
Additional paid-in capital	6,100
Retained earnings	62,654
Total Stockholder's Equity	100,885
	$ 200,057

The accompanying notes are an integral part of these statements.

BANKERS & INVESTORS CO.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commission income	510,208
Interest	20,959
Other	50
	531,217
EXPENSES	
Operating and administrative	501,956
Depreciation	2,069
	504,025
Income before income taxes	27,192
PROVISION FOR INCOME TAXES	5,591
Net income	$ 21,601

The accompanying notes are an integral part of these statements.

BANKERS & INVESTORS CO.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Shares Issued and Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2000	1,000	$ 32,131	$ 6,100	$ 41,053	$ 79,284
Net income	-	-	-	21,601	21,601
Balances at December 31, 2001	1,000	$ 32,131	$ 6,100	$ 62,654	$ 100,885

The accompanying notes are an integral part of these statements.

BANKERS & INVESTORS CO.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2001

There were no liabilities subordinated to the claims of creditors at the beginning or end of the year or at any time during the year.

The accompanying notes are an integral part of these statements.

BANKERS & INVESTORS CO.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 21,601
Adjustments to reconcile net income to	
net cash provided (used) by operating activities:	
Depreciation	2,069
Change in current assets and liabilities:	
(Increase) decrease in:	
Commissions receivable	(7,794)
Accrued interest	398
Prepaid expenses	(4,675)
Increase (decrease) in:	
Accounts payable	11,011
Accrued income tax	4,290
Net cash provided by operating activities	26,900
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(2,069)
Net cash used by investing activities	(2,069)
Net increase in cash	24,831
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	108,847
CASH AND CASH EQUIVALENTS, END OF YEAR	$133,678

The accompanying notes are an integral part of these statements.

BANKERS & INVESTORS CO.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

A. ***Description of Business***

Bankers & Investors Co. (Company) is a full service securities broker providing investment advisory and other related services. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is not registered with the Securities and Exchange Commission as an investment advisor.

B. ***Cash Equivalents***

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

C. ***Receivables***

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

D. ***Property and Equipment***

Equipment is carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the life of the respective assets are charged against earnings in the current period.

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives of 5 to 7 years using accelerated recovery methods.

E. ***Income Taxes***

Income tax expenses are accrued based upon the actual taxes payable. There are no significant differences between income reported for financial statement and tax purposes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

F. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2001, the Company had net capital of $81,895, which was $75,284 in excess of its required net capital.

NOTE 3 - MATERIAL INADEQUACIES

None noted.

NOTE 4 - LOAN SUBORDINATED TO GENERAL CREDITORS

There are no loans subordinated to general creditors.

NOTE 5 – STOCK PURCHASE AGREEMENT

On August 10, 2001, the Company entered into an agreement with Valley View Bancshares, Inc. that James Maher, the sole shareholder of the Company would sell 80% of the Company's common stock to Valley View Bancshares. The Company also obtained approval from the National Association of Securities Dealers, Inc. to be able to increase their number of branch offices to ten and have twenty employees. Expansion is planned to take place in 2002.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2001

Schedule I

BANKERS & INVESTORS CO.

**COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION**

AS OF DECEMBER 31, 2001

NET CAPITAL	
Total stockholder's equity	$ 100,885
Ownership equity not allowable for net capital:	
Other assets	4,675
	96,210
Haircuts on investments	14,315
Net capital	$ 81,895
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness	$ 99,172
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 6,611
Excess of net capital	$ 75,284
Ratio: Aggregate indebtedness to net capital	1.21 to 1

Schedule I - continued

BANKERS & INVESTORS CO.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

A RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)
(included in Part IIA of Focus Report as of December 31, 2001)

Total ownership equity qualified for net capital per December 31, 2001, Part II A	$ 101,976
Decrease in other assets	(1,750)
Decrease in accrued income taxes	219
Decrease in accounts payable	1,750
Total ownership equity qualified for net capital per December 31, 2001, audit report	100,885
Non-allowable assets per December 31, 2001 Part II A	6,425
Decrease in other assets	(1,750)
Non-allowable assets per December 31, 2001 audit report	4,675
Net capital, as reported in Company's Part IIA	$ 79,926
Increase in ownership equity qualified for net capital Per December 31, 2001 audit report	1,969
Net capital per December 31, 2001 audit report	$ 81,895

Schedule II

BANKERS & INVESTORS CO.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

J. E. ZIEHA, CPA
2301 West 70th Street
Shawnee Mission, Kansas 66208
(913) 432-3336
(913) 432-9992 (fax)

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
Bankers & Investors Co.

In planning and performing our audit of the financial statements of **Bankers & Investors Co.** for the year ended December 31, 2001, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT
(continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

D. E. Zuela, CPA

February 25, 2002

BANKERS & INVESTORS CO.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2001

CONTENTS

Page

FACING PAGE 3

INDEPENDENT AUDITOR'S REPORT 5

FINANCIAL STATEMENTS

Statement of Financial Condition 6

Statement of Income 8

Statement of Changes in Stockholder's Equity 9

Statement of Changes in Liabilities Subordinated to Claims of General Creditors 10

Statement of Cash Flows 11

Notes to Financial Statements 12

SUPPLEMENTARY INFORMATION

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 14

Schedule II - Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 15

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL 17